ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 8, 2018	Kathleen M. Nichols
T +1 617 854 2418
F + 1 617 951 7050
kathleen.nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Impact Shares Trust I: File Nos. 333-221764 and 811-23312

Pre-Effective Amendment No. 2 to the Registration Statement

Ladies and Gentlemen:

On behalf of Impact Shares Trust I (the “Registrant”), in connection with the creation of Impact Shares YWCA Women’s Empowerment ETF and Impact Shares NAACP Minority Empowerment ETF (the “Funds”), we are filing today by electronic submission via EDGAR, a copy of the Prospectus and Statement of Additional Information relating to the Funds (the “Amendment”).

The Registrant requests selective review of this filing in accordance with the U.S. Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

Except as indicated below, the disclosure in this filing is substantially similar to disclosure previously reviewed by the staff of the SEC in the Registrant’s filing on Form N-1A filed on March 20, 2018 (SEC Accession Number: 0001193125-18-088877 (the “Prior Filing”)). The Registrant has responded to comments from the SEC staff with respect to the Prior Filing via correspondence filing today in connection with the Amendment.

Prospectus

The Registrant requests selective review of the sections of the Prospectus listed below, which were updated to respond to comments from the SEC and additional revisions to existing disclosure:

1)	Disclosure in each Fund’s “Shareholder Fees” and “Annual Fund Operating Expenses” tables and related footnotes;

2)	Disclosure in in each Fund’s “Principal Investment Strategies” section of the summary prospectus;

3)	Disclosure in each Fund’s “Principal Risks” section of the summary prospectus and the section titled “Description of Risks” in the statutory prospectus with respect to “Fee Risk”;

4)	Disclosure in the section titled “Description of Underlying Index”;

5)	Disclosure in the third paragraph under the section titled “Management of the Funds”;

6)	Disclosure in the first paragraph under the section titled “Partner Nonprofit”;

7)	Disclosure in the second paragraph under the section titled “Distribution (12b-1) Plan”; and

8)	Disclosure in the sections titled “Purchases in through and outside the Clearing Process,” “Redemptions,” and “Transaction Fees.”

Statement of Additional Information

The Registrant requests selective review of the sections of the Statement of Additional Information listed below, which were updated to respond to comments from the SEC and additional revisions to existing disclosure:

1)	Disclosure in the second paragraph under the section titled “The Funds”;

2)	Disclosure in the sections titled “Construction and Maintenance Standards for the Women’s ETF Underlying Index” and “Construction and Maintenance Standards for the Minority ETF Underlying Index”;

3)	Disclosure regarding the Board of Trustees of the Registrant within the section titled “Management of the Trust”;

4)	Disclosure in the second paragraph under the section titled “Investment Advisory Services”;

5)	Disclosure in the second paragraph under the section titled “Information Regarding Portfolio Manager;”

6)	Disclosure in the final paragraph under the section titled “Distributor”; and

7)	Disclosure in the following sub-sections under “Purchase and Redemption of Shares”: “Creation Deposit,” “Purchase Cut-Off Times,” “Redemption Cut-Off Times,” and “Placement of Redemption Orders Outside the Clearing Process.”

Please direct any questions you may have with respect to this filing to me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols, Esq.